Exhibit 99.1

iTonic Holdings Ltd Announces 16-for-1 Share Consolidation Effective October 6, 2026

BEIJING, China, October 2, 2026 -- iTonic Holdings Ltd (Nasdaq: ITOC) (the “Company”), a healthcare company developing digital medical technologies, today announced that at the extraordinary general meeting (the “EGM”) held on September 9, 2026, shareholders approved, among other matters, a 16-for-1 consolidation of the Company’s class A ordinary shares (the “Class A Ordinary Shares”) and class B ordinary shares (the “Class B Ordinary Shares”) (the “Share Consolidation”) and a related increase in authorized share capital. The Share Consolidation will combine every sixteen (16) issued and unissued Class A Ordinary Shares, par value US$0.0001 each, into one (1) Class A Ordinary Share, par value US$0.0016, and every sixteen (16) issued and unissued Class B Ordinary Shares, par value US$0.0001 each, into one (1) Class B Ordinary Share, par value US$0.0016.

The Share Consolidation will take effect at 12:01 a.m. Eastern Time on October 6, 2026 (the “Effective Date”), subject to completion of applicable corporate requirements and The Nasdaq Stock Market LLC (“Nasdaq”) not objecting. Upon the opening of the market on October 6, 2026, the Company’s Class A Ordinary Shares are expected to begin trading on The Nasdaq Capital Market on a post-Share Consolidation basis under the current symbol “ITOC”. The new CUSIP number for the Class A Ordinary Shares following the Share Consolidation will be G71399110, replacing the current CUSIP number G71399102.

The Share Consolidation will reduce the issued and outstanding Class A Ordinary Shares from 109,382,000 to approximately 6,836,375 and the issued and outstanding Class B Ordinary Shares from 7,668,000 to approximately 479,250. No fractional shares will be issued in connection with the Share Consolidation. Any fractional entitlement resulting from the Share Consolidation will be rounded up to the next whole Class A Ordinary Share or Class B Ordinary Share, as applicable.

Immediately following the Share Consolidation, the Company’s authorized share capital will remain US$50,000, divided into 25,000,000 Class A Ordinary Shares and 6,250,000 Class B Ordinary Shares, each of par value US$0.0016. The related share capital increase approved at the EGM will then increase the authorized share capital to US$800,000, divided into 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, each of par value US$0.0016 (the “Share Capital Increase”). The Share Capital Increase creates additional authorized but unissued shares and does not itself increase the number of shares outstanding. The fourth amended and restated memorandum and articles of association approved at the EGM will take effect upon the Share Consolidation and the Share Capital Increase becoming effective.

Proportionate adjustments will be made, as applicable, to the number of shares issuable and the exercise or conversion prices under any outstanding options, warrants and convertible or exchangeable securities, and to share reserves under the Company’s equity incentive plans, in accordance with their respective terms.

The Share Consolidation is intended to increase the trading price per Class A Ordinary Share to support the Company’s efforts to regain compliance with the US$1.00 minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). As previously disclosed, Nasdaq granted the Company until October 19, 2026 to regain compliance. There can be no assurance that the Share Consolidation will enable the Company to regain or maintain compliance with Nasdaq’s listing requirements.

About iTonic Holdings Ltd

iTonic Holdings Ltd (Nasdaq: ITOC) is a technology-driven healthcare company focused on developing innovative digital medical solutions. Through strategic investments and technology partnerships, the Company seeks to advance healthcare transformation through artificial intelligence, automation and intelligent data platforms. For more information, please visit: http://www.ftzy.com.cn/ir/overview.php

Forward-Looking Statements

This press release contains forward-looking statements under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements about the anticipated timing and implementation of the Share Consolidation, the Share Capital Increase and the amended and restated memorandum and articles of association; the number of shares outstanding after the Share Consolidation; post-consolidation trading and share prices; and the Company’s ability to regain or maintain compliance with Nasdaq’s listing requirements. Such statements reflect current expectations and assumptions and are subject to risks and uncertainties. Actual outcomes could differ materially because of delays in completing corporate or market implementation requirements, changes in the number of outstanding shares, market conditions, trading volatility, the Company’s financial and operating performance, and the risks described in the Company’s most recent annual report on Form 20-F and other SEC filings. Forward-looking statements speak only as of the date made. The Company undertakes no obligation to update them, except as required by law.

Investor Relations Contact

iTonic Holdings Ltd

Investor Relations

Email: ir@ftzy.com.cn

LLYC

Jackson Lin

Phone: +1-646-717-4593

Email: jian.lin@llyc.global